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Co-Founder at Adaptyv Biosystems

Lausanne, Vaud, Switzerland · Contact info

487 connections

Adaptyv Biosystems

Y Combinator

Experience

Co-Founder and CTO
Adaptyv Biosystems
Apr 2020 – Present · 1 yr 8 mos
Lausanne, Vaud, Switzerland

Enabling next-generation antibody engineering

PhD Candidate
EPFL (École polytechnique fédérale de Lausanne) · Full-time
Sep 2020 – Jun 2021 · 10 mos
Lausanne, Vaud, Switzerland

Research on the topic of cell free / synthetic cell engineering at the Maerkl Lab (EPFL LBNC). I quit my PhD program to launch Adaptyv Biosystems.

Research Collaborator
ETH Zürich · Internship
Oct 2019 – May 2020 · 8 mos
Basel Area, Switzerland

Master's Thesis | Control Theory and Systems Biology Laboratory
Objective: Optimisation, characterisation and application of light inducible AraC-based transcription factors.
Skills: Cloning, MoClo Modular Cloning System, Synthetic Biology, Cellular Control ...see more

R&D Intern
Lunaphore
Mar 2019 – Aug 2019 · 6 mos
Lausanne Area, Switzerland

Research Collaborator - Laboratory of Protein and Cell Engineering (UPBARTH)
EPFL (École polytechnique fédérale de Lausanne)
Sep 2018 – Mar 2019 · 7 mos
Lausanne Area, Switzerland

Design of transmembrane receptors with chemically-inducible dimerization for manipulating cell signalling in a cancer environment.
Skills: Molecular Modeling, Rosetta Software, Chemical and Structural Similarity Comparison and Clustering

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Education

Y Combinator
2020 – 2021

EPFL (École polytechnique fédérale de Lausanne)
Master's degree, BioEngineering
2017 – 2019

Focus: Systems Bioengineering, Protein Engineering

American University of Beirut
Bachelor's degree, Chemical Engineering, 4.0
2014 – 2017

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Volunteer experience

Tutoring
Children's Cancer Center of Lebanon (CCCL)
Children